HomeProject.com Inc.

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737

Fax: (416) 361-0923

January 28, 2002


02015246

Office of International Corporate Finance
Securities & Exchange Commission
450 – 5 Street, N.W., (Room 3094 (3-6)
Washington, D.C
U.S.A. – 20549

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-4782 - Annual and Special Meeting of Shareholders

Please be advised that the Annual and Special Meeting of Shareholders scheduled for February 28th, 2002 has been cancelled.

If you have any questions, please contact the undersigned.

Yours truly,

HomeProject.com Inc.

Per: Shaun A. Drake

SAD/cd